SRK Consulting (Canada) Inc. Suite 2200 - 1066 West Hastings Street Vancouver, BC V6E 3X2 T: +1.604.681.4196 F: +1.604.687.5532 vancouver@srk.com www.srk.com

To:
Alberta Securities Commission
Autorite des marches financiers
British Columbia Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Office of the Superintendent of Financial Institutions
Toronto Stock Exchange

CONSENT of QUALIFIED PERSON

I, Dylan MacGregor, do hereby consent to the public filing by Nevsun Resources Ltd. (“The Company”) of the technical report titled “Preliminary Economic Assessment Update for the Timok Project, Republic of Serbia”, with an effective date of September 1, 2017 (“Technical Report”).

I certify that I have read the News Release filed by the Company and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 30th day of November, 2017.

“original signed”
Dylan MacGregor, P.Geo.
Principal Consultant (Geoenvironmental)

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